UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 6, 2016

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On June 6, 2016, Independence Holding Company issued a news release announcing its 2015 Fourth-Quarter and Annual results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated June 6, 2016: Independence Holding Company Announces 2015 Fourth-Quarter and Annual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>June 6, 2016</u>

<u>/s/ *Teresa A. Herbert*</u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY   CONTACT: LOAN NISSER
96 CUMMINGS POINT ROAD   (646) 509-2107
STAMFORD, CONNECTICUT 06902   www.IHCGroup.com
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2015 FOURTH-QUARTER AND ANNUAL RESULTS

Stamford, Connecticut, June 6, 2016. Independence Holding Company (NYSE: IHC) today reported 2015 fourth-quarter and annual results. As a result of the delay in reporting these results, IHC is currently working on its 2016 first-quarter results.

Financial Results

 Net income attributable to IHC increased to $.28 per share, diluted, or $4,933,000, for the three months ended December 31, 2015 compared to $.23 per share, diluted, or $4,034,000, for the three months ended December 31, 2014. Net income attributable to IHC increased to $1.71 per share, diluted, or $29,944,000, for the year ended December 31, 2015 compared to $.92 per share, diluted, or $16,293,000, for the year ended December 31, 2014.

Revenues decreased to $125,080,000 for the three months ended December 31, 2015 as compared to revenues for the three months ended December 31, 2014 of $127,090,000; and revenues decreased to $532,868,000 for the year ended December 31, 2015 compared to revenues for the year ended December 31, 2014 of $533,933,000. Revenues decreased primarily due to a reduction in premiums from having exited the major medical market and a decrease in realized gains. Exiting the major medical line, which was triggered by the requirements of the Affordable Care Act ("ACA"), resulted in a reduction in revenue of $15,856,000 for the fourth quarter and $58,382,000 for the year ended December 31, 2015. These reductions were partially offset by an increase in medical stop-loss and specialty health premiums and from gains due to the following transactions which closed in 2015: (i) the reinsurance of substantially all of our run-off blocks of individual life and annuities and the sale of the infrastructure related to those blocks; and (ii) the joint venture with Ebix, Inc. to form Ebix Health Exchange Holdings, LLC, which acquired our subsidiary Ebix Health Administration Exchange (f.k.a. IHC Health Solutions, Inc.).

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "With the sale of our stop-loss business, we are now focused on growing our remaining lines of business: group long term disability and life, statutory disability benefit policies (DBL) in New York, pet, group and individual specialty health insurance. All of these lines performed very well in 2015, and the pet and specialty health lines grew significantly. We anticipate continued growth and good underwriting results from these lines of business in 2016. Our overall investment portfolio continues to be very highly rated (on average, AA) and has a duration of approximately five and a half years. Our book value increased to $18.73 per share at December 31, 2015 from $17.25 per share at December 31, 2014, and our total stockholders' equity increased to $323 million at December 31, 2015 compared to $300 million at December 31, 2014. Both of these are all-time highs. As previously reported, we have sold IHC Risk Solutions LLC and the stop-loss business it produced on March 31, 2016 and that transaction will further increase our stockholders' equity by approximately $100 million."

About The IHC Group

Independence Holding Company (NYSE: IHC) is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual disability, specialty and supplemental health, pet, and life insurance through its subsidiaries since 1980. The IHC Group (including through its 91% ownership of American Independence Corp. (NASDAQ: AMIC)) owns three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), a majority of Ebix Health Administration Exchange, Inc., a fully insured third party administrator, and IHC Specialty Benefits, Inc., which is a technology-driven insurance sales and marketing company that creates value for insurance producers, carriers and consumers (both individuals and small businesses) through a suite of proprietary tools and products (including ACA plans and small group medical stop-loss). All products are placed with highly rated carriers.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

FOURTH QUARTER REPORT
December 31, 2015
(In Thousands, Except Per Share Data)

| | Three Months Ended December 31, | | Year Ended December 31, | |
	2015	2014	2015	2014
REVENUES:				
Premiums earned	$ 117,939	$ 116,938	$ 479,534	$ 479,048
Net investment income	3,414	5,018	17,298	21,692
Fee income	1,925	2,633	12,954	20,646
Other income	1,920	1,727	10,276	4,859
Gain on sale of subsidiary to joint venture	(221)	-	9,940	-
Net realized investment gains	103	774	3,094	7,688
Net impairment losses recognized in earnings	-	-	(228)	-
	125,080	127,090	532,868	533,933
EXPENSES:				
Insurance benefits, claims and reserves	73,960	82,547	307,178	326,035
Selling, general and administrative expenses	42,345	39,850	172,180	177,848
Amortization of deferred acquisitions costs	78	1,054	3,524	4,941
Interest expense on debt	444	440	1,798	1,797
	116,827	123,891	484,680	510,621
Income before income taxes	8,253	3,199	48,188	23,312
Income tax expense (benefit)	3,106	(1,013)	17,666	6,391
Net income	5,147	4,212	30,522	16,921
Less: income from noncontrolling interests in subsidiaries	(214)	(178)	(578)	(628)
NET INCOME ATTRIBUTABLE TO IHC	$ 4,933	$ 4,034	$ 29,944	$ 16,293
Basic income per common share	$ .29	$ .23	$ 1.73	$ .93
WEIGHTED AVERAGE SHARES OUTSTANDING	17,262	17,371	17,314	17,471
Diluted income per common share	$ .28	$ .23	$ 1.71	$ .92
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	17,447	17,549	17,484	17,636

As of May 31, 2016, there were 17,223,233 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	December 31, 2015	December 31, 2014
ASSETS:		
Investments:		
Short-term investments	$ 50	$ 50
Securities purchased under agreements to resell	28,285	16,790
Trading securities	1,259	11,095
Fixed maturities, available-for-sale	428,601	583,880
Equity securities, available-for-sale	8,426	13,895
Other investments	21,538	25,251
Total investments	488,159	650,961
Cash and cash equivalents	19,171	25,083
Deferred acquisition costs	499	30,806
Due and unpaid premiums	69,075	62,628
Due from reinsurers	480,859	278,242
Premium and claim funds	22,755	32,553
Goodwill	52,940	50,318
Other assets	64,505	65,636
TOTAL ASSETS	$ 1,197,963	$ 1,196,227
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 245,443	$ 236,803
Future policy benefits	270,624	277,041
Funds on deposit	173,350	186,782
Unearned premiums	10,236	9,455
Other policyholders' funds	11,822	18,802
Due to reinsurers	44,141	47,945
Accounts payable, accruals and other liabilities	66,308	67,641
Debt	5,189	4,000
Junior subordinated debt securities	38,146	38,146
TOTAL LIABILITIES	865,259	886,615
STOCKHOLDERS' EQUITY:		
IHC STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,569	18,531
Paid-in capital	127,733	127,098
Accumulated other comprehensive income (loss)	(3,440)	22
Treasury stock, at cost	(13,961)	(12,141)
Retained earnings	194,450	166,177
TOTAL IHC STOCKHOLDERS' EQUITY	323,351	299,687
NONCONTROLLING INTERESTS IN SUBSIDIARIES	9,353	9,925
TOTAL EQUITY	332,704	309,612
TOTAL LIABILITIES AND EQUITY	$ 1,197,963	$ 1,196,227